SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

JAVELIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

DISCUS ACQUISITION CORPORATION

a wholly-owned subsidiary of

HOSPIRA, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class Securities)

471894105

(CUSIP Number of Class of Securities)

Brian J. Smith

Senior Vice President, General Counsel and Secretary

Hospira, Inc.

Dept. NLEG, Bldg. H1

275 North Field Drive

Lake Forest, Illinois 60045

(224) 212-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Craig A. Roeder

Michael F. DeFranco

Baker & McKenzie LLP

One Prudential Plaza

130 East Randolph Drive

Chicago, Illinois 60601

(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*                  In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Discus Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Hospira, Inc., a Delaware corporation (the “Parent”), for all of the outstanding shares of common stock, par value $0.001 per share, of Javelin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated April 17, 2010, among the Parent, the Purchaser and the Company.

The tender offer described in this filing has not yet commenced. The press release filed as Exhibit 99.1 hereto is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. At the time the tender offer is commenced, the Parent and the Purchaser intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer, and the Company intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Parent and the Company intend to mail these documents to the stockholders of the Company. Stockholders of the Company will be able to obtain a free copy of these documents and other documents filed by the Parent and the Company with the SEC at the Web site maintained by the SEC at www.sec.gov. In addition, stockholders of the Company will also be able to obtain a free copy of these documents by directing a request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

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EXHIBIT INDEX

No.	Description
99.1	Joint Press Release issued by Hospira, Inc. and Javelin Pharmaceuticals, Inc. on April 19, 2010.

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